

Mail Stop 3720                                                    October 23, 2006

<u>**Via U.S. Mail and Fax (480 403-8302**</u>)

Robert W. McMartin
Chief Financial Officer
Circuit Research Labs, Inc
1302 West Drivers Way
Tempe, Arizona  85284

Re:     **Circuit Research Labs, Inc**
        **Form 10-KSB/A for the year ended December 31, 2005**
        **Filed April 21, 2006**

        **Forms 10-QSB for fiscal quarter ended June 30, 2006**

        **File No. 0-11353**


Dear Mr. McMartin:


        We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please address the following comments in future filings.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended December 31, 2005

Form 10-QSB for the quarter ended June 30, 2006

Notes to Consolidated Condensed Financial Statements

Note 7.  Stock Options and Stock Based Compensation

1.  We note that you adopted the modified prospective method of SFAS 123R. Explain to us
    what you mean by '1,765,000 options are now subject to variable accounting'. It appears
    based on your disclosure that you are recording or adjusting the expense of these options by
    comparing the strike price to the market price at each reporting date. In your response clarify
    if you are referring to performance-based stock options, stock appreciation rights or
    modifications made to the equity awards. Please note that SFAS 123R requires that the fair
    value of a stock option at the time of grant should be expensed over the vesting period. In
    addition, note that if you have modified previously issued equity awards, then you should
    recognize an incremental compensation cost based on the change in fair value of the award
    on the date of modification over the fair value of the award immediately prior to the
    modification. For additional guidance refer to paragraph 51 and Illustrations 12-14 of SFAS
    123R.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will
provide us with a response.  Please furnish a letter that keys your responses to our comments and
provides any requested information.  Detailed letters greatly facilitate our review.  Please submit
your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision.  Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that

Robert W. McMartin
Circuit Research Labs, Inc
October 23, 2006
Page 3


- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Al Rodriguez, Staff Accountant, at (202) 551-3370 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,
/s/ Terry French
for Larry Spirgel
Assistant Director